Gary R. Henrie
Attorney at Law
3518 N. 1450 W. Telephone:                                                                                                                                                                                                                                                                                                                                               702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                      E-mail:  grhlaw@hotmail.com

September 14, 2010

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Andrew Mew, Accounting Branch Chief
Mr. Robert Babula, Staff Accountant
Division of Corporation Finance
Washington, D.C. 20549

Re:         Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended March 31, 2009
Filed May 20, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
Form 10-Q for the period ended September 30, 2009
Filed November 23, 2009
Forms 10-Q/A for the periods ended March 31, 2009, June 30, 2009,
And September 30, 2009
Filed August 3, 2010
File No. 0-27131

Gentlemen:

As outside counsel to Transfer Technology International Corp. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated September 2, 2010, regarding the matters listed above.

There was only one comment.  In response to the comment we revised our disclosure at pages 35 and 36 under Item 4T. Controls and Procedures, in our Form 10-Q/A for the quarterly period ended September 30, 2009.  The revised disclosure is contained in our Amendment No. 2 on Form 10-Q/A for the quarterly period ended September 30, 2009, filed simultaneously with this letter.  Said Amendment No. 2 was reviewed by our outside auditors prior to filing.

In connection with this response to the comments of the staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company